

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

July 9, 2008

Ms. Lisa A. Corbitt
Principal Accounting Officer
Trans Energy, Inc.
P.O. Box 393 – 210 Second Street
St. Marys, West Virginia 26170

      **Re:**    **Trans Energy, Inc.**
              **Form 10-KSB for Fiscal Year Ended December 31, 2007**
              **Filed April 15, 2008**
              **Form 10-QSB for Fiscal Quarter Ended March 31, 2008**
              **Filed May 15, 200**
              **Response Letter Dated April 1, 2008**
              **File No. 0-23530**

Dear Ms. Corbitt:

We have reviewed your filings and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Management's Report on Internal Control over Financial Reporting, page 18

1.      You disclose in your report that "In connection with management's evaluation of our internal control over financial reporting, we identified the following material

weaknesses … that had not been fully remedied or fully assessed as a result of having not executed sufficient times to test." Based on this disclosure, please tell us whether you completed your assessment of your internal controls over financial reporting as of December 31, 2007 or otherwise advise.

Note 1 – Summary of Significant Accounting Policies, page 34

Asset Retirement Obligations, page 36

2.     We note your disclosure, with respect to FAS 143, that "This standard requires the Company to record a liability for the fair value of the dismantlement and plugging and abandonment costs, excluding salvage values." Please tell us why you believe this standard contemplates the exclusion of salvage values from the fair value determination and cite the specific source that supports your conclusion.

Note 11 – Notes Payable, page 42

3.     We note from your disclosure that you conveyed a 2% Net Profits Interest to CIT Capital USA Inc. as part of your financing arrangement and that you determined the fair value of this conveyance to be $765,000. Please tell us and expand your disclosure to explain how you determined this fair value and cite the accounting literature you relied upon in support of your methodology.

Form 10-Q for the Fiscal Quarter Ended March 31, 2008

Controls and Procedures, page 13

4.     We note from your disclosure, with respect to your internal controls over financial reporting, that "As of March 31, 2008, some of these controls have been implemented, however these controls have not been executed a sufficient number of times for management to fully assess their effectiveness. Management will continue its efforts to implement and assess all of these measures and will monitor and evaluate them for effectiveness." Please provide the following disclosures, if applicable, for each outstanding material weakness you identified in your Form 10-K for the fiscal year ended December 31, 2007:

a) Reiterate when each material weakness was first identified and by whom;

b) Specifically identify the facts and circumstances surrounding each outstanding material weakness;

c) Provide a more fulsome discussion of the nature of your remediation efforts and the actions you've already undertaken;

       d)  Indicate when you believe your remediation efforts will be completed;

       e)  Disclose the material costs associated with each remediation procedure.

Engineering Comments

Description of Property, page 9

Proved Reserves, page 10

5.      In comment 8 of our May 31, 2007 letter, we asked for several technical items of which only your year-end 2006 reserve report was furnished. Please furnish to us the petroleum engineering reports – in hard copy and electronic format – that you used as the basis for your December 31, 2007 proved reserve disclosures. Please also submit, to the extent not otherwise included in those reports, technical support for your disclosed proved reserves, including, but not limited to, the following information:

       a)  One-line recaps for each property sorted by field and by present worth within each proved reserve category including the dates of first booking and estimated first production for your proved undeveloped properties. Please identify the 18 new wells you drilled in 2007 and any associated proved PUD reserves;

       b)  Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

       c)  Individual income forecasts for each of the three largest properties (net equivalent reserve basis) in the proved developed producing, proved developed non-producing and proved undeveloped categories – nine properties total - as well as the AFE for each of the three PUD entities; and,

       d)  Engineering exhibits (e.g. maps, performance extrapolations, volumetric calculations, initial production tests) and narratives for each of these nine largest properties.

Please direct these engineering items to:

Ronald M. Winfrey
Petroleum Engineer
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010
(202) 551-3704-tel
(202) 772-9220-fax

6.      Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas
        reserves may be attributed to locations not offsetting productive units only "where it
        can be demonstrated with <u>certainty</u> that there is <u>continuity of production</u> from the
        existing productive formation (emphasis added)." Please submit to us the
        engineering and geologic justification for any PUD reserves you have claimed which
        are not in legal, technically justified locations offsetting (adjacent to) productive
        wells. Otherwise, either affirm to us that none of your claimed PUD reserves are
        attributed to such locations or delete such volumes from your disclosed proved
        reserves.

7.      In your response to comment 10 of our May 31, 2007 letter, you proposed to include
        a tabular presentation of your drilling activity for the prior three years. Please
        modify your disclosure to include this item.

<u>Financial Statements, page 29</u>

<u>Cost Incurred in Oil and Gas Activities, page 46</u>

8.      We note the line items under Acquisition of Properties in 2006: $1.85 million for
        proved and $10 thousand for unproved. Please reconcile these figures for us with
        the 2006 line item, "Expenditures for oil and gas properties" - $2.6 million - under
        Cash Flows From Investing Activities on page 33 and revise your disclosure if
        appropriate.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide
us with marked copies of the amendment to expedite our review. Please furnish a cover
letter with your amendment that keys your responses to our comments and provides any
requested information. Detailed cover letters greatly facilitate our review. Please

understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jennifer O'Brien at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3683 with any other questions.

Sincerely,


Jill S. Davis
Branch Chief